UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         Commission File Number                             001-11747

(Check one:)
[X] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

            For Period Ended: March 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the transition period ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

                        The Ashton Technology Group, Inc.
                            Full name of Registrant

                                 Not applicable
                           Former Name if applicable

                               1900 Market Street
           Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19103
                            City, State and Zip Code


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                        PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on form
       10-K, Form 20-F, 11-K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25
       (c) has been attached if applicable.

                               PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

REASONS FOR DELAY IN FILING FORM 10-K WITHIN PRESCRIBED TIME PERIOD

The Company's Form 10-KSB has not been filed with the Commission within the prescribed time period (by March 31, 1998) for the following reasons which were outside the Company's control and which could not have been avoided without unreasonable expense:

At the same time that the Company was preparing its Annual Report on Form 10-KSB for the period ended March 31, 1998, it has also been preparing a Registration Statement on Form S-3 for filing with the Commission. The Company is contractually obligated to file this Registration Statement on or before July 1, 1998. The filing of the Registration Statement is a necessary condition to the Company's receipt of a significant amount of funds in connection with a recent private sale of convertible preferred stock. The Registration Statement was filed with the Commission on June 29, 1998.



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                           PART IV--OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification

          John A. Blohm     215                       988-3400
          (Name)            (Area code)               (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If answer is no, identify report(s).

          [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

          [ ] Yes        [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        The Ashton Technology Group, Inc.
                  (Name of Registrant as specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


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     June 30, 1998                     By /s/ John A. Blohm
                                       -----------------------------------------
                                       (John A. Blohm, Executive Vice President)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001)



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